EXHIBIT 99.2

AETERNA ZENTARIS INC.

FORM OF CONSENT TO AMENDMENT OF

SERIES B COMMON SHARE PURCHASE WARRANT

THIS CONSENT TO AMENDMENT OF SERIES B COMMON SHARE PURCHASE WARRANT (this “Consent”) is dated as of September 18, 2015 (the “Execution Date”) and is entered into by Aeterna Zentaris Inc., a Canadian corporation (the “Corporation”), and the undersigned holder (the “Holder”) of the Series B Common Share Purchase Warrant (the “Warrant”) indicated below.

Section 1. Definitions. All capitalized terms used in this Consent without definition are defined as set forth in the Warrant.

Section 2. Representations and Warranties of Holder. The Holder represents and warrants that it is the registered and beneficial owner of the Warrant, free and clear of all liens, charges and encumbrances, and that it has the corporate power and authority to execute and deliver this Consent and to perform its obligations hereunder.

Section 3. Representations and Warranties of Corporation. The Corporation represents and warrants that it has the corporate power and authority to execute and deliver this Consent and to perform its obligations hereunder.

Section 4. Amendment of Warrant. The Holder hereby consents to the amendment and restatement of Section 1(c)(ii) of the Warrant as follows:

Existing Provision	Amended and Restated Provision
C=85% of the quotient of (A) the sum of the VWAP of the Common Shares for each of the five (5) lowest Trading Days during the fifteen (15) consecutive Trading Day period ending on and including the Trading Day immediately prior to the applicable Exercise Date, divided by (B) five (5).	C=85% of the quotient (the “Quotient”) of (A) the sum of the VWAP of the Common Shares for each of the five (5) lowest Trading Days during the fifteen (15) consecutive Trading Day period ending on and including the Trading Day immediately prior to the applicable Exercise Date, divided by (B) five (5); provided, however, that if during the period commencing on September 18, 2015 and ending on November 17, 2015, the calculation set forth above would result in the value of the Quotient being less than US$0.0541 (as adjusted for such events referred to and in accordance with Sections 2(b) and 2(d) hereof), the value of the Quotient shall be deemed to be exactly US$0.0541 (as adjusted for such events referred to and in accordance with Sections 2(b) and 2(d) hereof).

Section 5. Amendment Applicable to Subsequent Holders. The amendment of the Warrant pursuant to this Consent shall apply to the Holder and to any and all subsequent holders of the Warrant.

Section 6. Covenant of Holder. During the period commencing as of the close of business on September 18, 2015 and continuing through the close of business on October 9, 2015 (the “Restriction

Period”), the Holder shall not, and shall cause all Affiliates of the Holder acting on its behalf or pursuant to any understanding with such Holder with respect to the Common Shares not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, more than an aggregate number of [●] Common Shares (excluding, for greater certainty, any number of Common Shares issuable to the Holder pursuant to an Alternate Cashless Exercise, notice of which was given to and received by the Corporation at or prior to the close of business on or before September 17, 2015) (collectively, the “Subject Shares”), or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to the Subject Shares, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Subject Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or other securities, in cash or otherwise. The foregoing restriction is expressly agreed to preclude the Holder, and any Affiliate of the Holder, during the Restriction Period, from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Subject Shares even if the Subject Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of the Subject Shares or with respect to any security that includes, relates to, or derives any significant part of its value from the Subject Shares.

Notwithstanding anything to the contrary, any Common Shares sold at a price at or above US$0.10 (as adjusted for such events referred to and in accordance with Sections 2(b) and 2(d) hereof) shall not count toward the aggregate number of Subject Shares set forth above. For clarity, there shall be no limit on the number of Common Shares able to be sold by the Holder or any Affiliate of the Holder at a price at or above US$0.10 (as adjusted for such events referred to and in accordance with Sections 2(b) and 2(d) hereof).

Section 7. Ratification of Warrant. The Corporation and the Holder hereby ratify the terms of the Warrant as amended and restated as set forth above. For the avoidance of doubt, the Corporation and the Holder acknowledge that the amendment of Section 1(c)(ii) of the Warrant set forth in Section 4 of this Consent shall have effect only during the period of time set forth therein and that after the expiration of such period of time, such amendment shall be inapplicable to exercises of the Warrant.

Section 8. TSX Approval/ Effective Date. Notwithstanding anything to the contrary contained herein, the Corporation and the Holder hereby acknowledge and agree that, except as set forth in the following sentence, this Consent and the amendment and restatement of the Warrant as contemplated hereby shall not become effective (the date of such effectiveness, the “Effective Date”) until (i) the Corporation shall have obtained the approval of the TSX in accordance with the terms of the Warrant and (ii) the Corporation shall have received fully executed consents substantially identical to this Consent from holders of 90% or more of the aggregate number of Warrants issued and outstanding as at the close of business on the Execution Date (including for purposes of such calculation, this Consent and the number of Warrants held by the Holder). Notwithstanding the foregoing, the Corporation and the Holder agree to abide by the terms of this Consent while the TSX is considering the approval of this Consent. If (i) the TSX shall disapprove of this Consent or (ii) the Effective Date shall not have occurred on or prior to September 25, 2015, this Consent and any amendments to the Warrants shall automatically terminate.

Section 9. Public Announcement. On or before 9:30 a.m., New York City time, but in no event before 9:00 a.m., New York City Time, on September 21, 2015, the Corporation shall (A) issue a press release (the “Press Release”) reasonably acceptable to the Holder disclosing all material terms of the transactions contemplated hereby and (B) file a Current Report on Form 6-K describing the terms of the transactions contemplated by this Consent in the form required by the Exchange Act and attaching the form of this Consent as exhibits to such filing (including all attachments), (the “6-K Filing”). From and after the filing of the 6-K Filing with the Commission, the Holder shall not be in possession of any material, nonpublic information received from the Corporation, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agents, that is not disclosed in the 6-K Filing. In addition, effective upon the filing of the 6-K Filing, the Corporation acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Corporation, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the Holder or any of their affiliates, on the other hand, shall terminate. The Corporation shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees, affiliates and agents, not to, provide the Holder with any material, nonpublic information regarding the Corporation or any of its Subsidiaries from and after the date hereof without the express prior written consent of the Holder. To the extent that the Corporation, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents delivers any material, non-public information to the Holder without the Holder’s consent, the Corporation hereby covenants and agrees that the Holder shall not have any duty of confidentiality to the Corporation, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agents with respect to, or a duty to the Corporation, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agents not to trade on the basis of, such material, non-public information.

Section 10. Governing Law. This Consent shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Consent shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

	Corporation:	Holder:

	Aeterna Zentaris Inc.	[Name of Holder]

By:		By:
	Dennis Turpin	Name:
	Senior Vice President, CFO	Title:

Required Information

Warrant Number: